Mail Stop 4561

September 26, 2006

Anthony Shupin
President and Chief Executive Officer
Digital Descriptor Systems, Inc.
2150 Highway 35, Suite 250
Sea Girt, NJ 08750

       Re: Digital Descriptor Systems, Inc.
               Form 10-KSB for year ended December 31, 2005
               Filed April 17, 2006
               File No. 000-26604

Dear Mr. Shupin:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

               Sincerely,

               Kathleen Collins
               Accounting Branch Chief